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                                                                       EXHIBIT 1



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INDIGO TO PREPAY CHIEF SCIENTIST ROYALTIES

WILL RECORD A ONE-TIME $15 MILLION P&L HIT IN Q4/01

MAASTRICHT, The Netherlands--Jan. 15, 2002--Indigo N.V. (NASDAQ:NMS-INDG), a leader in digital offset printing systems, today announced that it had reached an agreement with the Office of the Chief Scientist (OCS) of the Israeli Ministry of Industry and Commerce for the early repayment of royalties. Pursuant to the agreement, Indigo will pay the OCS approximately $15 million in 2002 in settlement of potential future royalty obligations. This amount will be reflected as a one-time charge to P&L in the fourth quarter of 2001.

The Government of Israel encourages research and development projects through special funding from the OCS. Indigo, through its Israeli subsidiary, Indigo Electronic Printing Systems Ltd., has received grants from the OCS for the development of certain of its products. Under the terms of the OCS' participation, a royalty equal to a percentage of the net sales of products, including related service revenues, developed in an OCS-funded project must be paid, beginning with the commencement of sales of products developed with grant funds.

In October 2001, pursuant to a special OCS-initiated program aimed at large companies, Indigo applied to make a discounted prepayment of future royalties, which would end its obligation to make royalty payments for past grants received. The agreement reached between the OCS and Indigo this week will end Indigo's obligation to make royalty payments with respect to grants received from the OCS during the years 1993-2001, and will enable Indigo to join an OCS-funded program for the development of generic projects with no royalty repayment obligations.

Indigo N.V. (www.indigonet.com) is a leader in digital color printing systems. Indigo's Digital Offset Color technology combines the quality of ink-based offset printing with the performance advantages of electronic imaging. Its products, including its proprietary ElectroInk, provide solutions for the commercial, industrial and photographic printing markets. Indigo is headquartered in The Netherlands, with R&D and manufacturing operations in Israel. Indigo is a Hewlett-Packard (NYSE: HWP - news) affiliated company.

Indigo, Digital Offset Color, and ElectroInk are trademarks or registered trademarks of Indigo N.V.

This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove incorrect, could cause the results of Indigo and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations or transactions; any statements concerning proposed new products, services, or developments; any

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statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing,
(4) changes in economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company's accounting policies, and (7) the other risk factors detailed in the Company's filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.



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Contact:

     Indigo America Inc.
     Michael King,  +781-937-7947
     mking@indigousa.com
     visit Indigo on the web @ www.indigonet.com



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